Exhibit 99.13

EQUINOX GOLD CORP.

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in thousands of United States dollars, unless otherwise stated)

Unaudited

EQUINOX GOLD CORP.

Condensed Consolidated Interim Statements of Financial Position

For the three months ended March 31, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars)

		March 31,	December 31,
	Note	2018	2017

ASSETS

Current assets:
Cash and cash equivalents		$49,440	$67,958
Accounts receivable, prepaid expenses and deposits		14,498	11,826
Inventory		3,372	3,158
Marketable securities		2,714	3,327
		70,024	86,269

Exploration and evaluation assets		181,632	181,632
Mineral properties, plant and equipment	4	184,618	163,672
Goodwill		22,581	22,581
Other assets		24,233	24,641
Deferred charges		7,528	7,528
		420,592	400,054
		$490,616	$486,323

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities		$9,187	$15,156
Current portion of unearned revenue		638	529
Current portion of loans and borrowings	5	814	14,817
		10,639	30,502

Loans and borrowings	5	29,329	28,644
Unearned revenue		3,535	3,377
Reclamation obligations		5,499	5,422
Production-linked liability	5	4,577	4,426
Derivative liabilities	6	32,864	37,784
Deferred tax liability		7,649	7,685
Other long-term liabilities		3,136	2,806
		97,228	120,646

Shareholders’ Equity:
Share capital	7	415,511	383,297
Reserves		12,979	12,742
Deficit		(43,127)	(38,493)
Equity attributable to Equinox Gold shareholders		385,363	357,546

Non-controlling interests		8,025	8,131

Total equity		393,388	365,677
		$490,616	$486,323

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Commitments and contingencies (note 15)
Subsequent event (note 17)

EQUINOX GOLD CORP.

Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

For the three months ended March 31, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except per share amounts)

		For the three months ended March 31,
	Note	2018	2017

Revenue	16	$6,107	$2,571

Cost of sales	8	(6,990)	(2,974)
Gross margin (loss)		(883)	(403)

Expenses
Exploration	9	(2,958)	(431)
General and administration	10	(3,467)	(1,023)
Loss from operations		(7,308)	(1,857)

Finance expense		(871)	(859)
Finance income		857	112
Other income (expense)	11	2,882	5,589
Comprehensive income (loss)		$(4,440)	$2,985

Comprehensive income (loss) attributable to:
Equinox Gold shareholders		(4,334)	3,082
Non-controlling interest		(106)	(97)
		$(4,440)	$2,985

Basic and diluted loss per share attributable to
Equinox Gold shareholders		$(0.01)	$0.04

Weighted average shares outstanding:
Basic		445,999,878	68,849,048
Diluted		445,999,878	69,919,653

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

EQUINOX GOLD CORP.

Condensed Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars)

	For the three months ended March 31,
	2018	2017
Cash provided by (used in):

Operations:
Net income (loss) for the period	$(4,440)	$2,985
Adjustments for:
Share based compensation	1,584	255
Change in fair value of derivative liabilities	(4,582)	(4,470)
Finance expense	871	639
Interest paid	(227)	(634)
Loss on settlement of debt	1,299	-
Other	1,273	(600)
Changes in non-cash working capital:
Accounts receivable, prepaid expenses and deposits	(2,513)	(1,172)
Inventory	(415)	674
Accounts payable and accrued liabilities	(7,430)	(549)
	(14,580)	(2,872)
Investing:
Capital expenditures	(18,987)	(123)
Purchase of marketable securities	-	(645)
Proceeds from sale of available-for-sale investments	183	593
Cash acquired on acquisition of Luna Gold Corp., net of advances	-	1,687
	(18,804)	1,512
Financing:
Proceeds from equity financing, net of issuance costs	14,750	61,437
Repayment of long-term debt	-	(20,827)
Proceeds from stock options and warrants exercised	276	-
	15,026	40,610
Effect of foreign exchange on cash and cash equivalents	(160)	198
(Decrease) increase in cash and cash equivalents	(18,518)	39,448

Cash and cash equivalents, beginning of period	67,958	40,631
Cash and cash equivalents, end of period	$49,440	$80,079

Supplemental cash flow information (note 13)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

EQUINOX GOLD CORP.

Condensed Consolidated Interim Statements of Changes in Equity

For the three months ended March 31, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share amounts)

	Share Capital
			Foreign			Non-
			currency	Other		controlling
	Shares	Amount	translation	reserves	Deficit	interest	Total
December 31, 2017 (as reported)	404,749,044	$383,297	$(752)	$13,372	$(38,371)	$8,131	$365,677
Adjustment on initial application of IFRS 15 (note 16(a))	-	-	-	-	(300)	-	(300)
Adjustment on initial application of IFRS 9 (note 16(b))	-	-	-	122	(122)	-	-
December 31, 2017	404,749,044	383,297	(752)	13,494	(38,793)	8,131	365,377

Shares issued to settle debenture (note 5)	18,518,518	15,504	-	-	-	-	15,504
Shares issued on exercise of shareholder anti-dilution right (note 7)	21,000,000	15,239	-	-	-	-	15,239
Share issue costs (note 7)	-	(489)	-	-	-	-	(489)
Shares issued on exercise of warrants, stock options and RSUs	1,524,858	1,960	-	(1,347)	-	-	613
Share-based compensation	-	-	-	1,584	-	-	1,584
Net loss	-	-	-	-	(4,334)	(106)	(4,440)
Balance March 31, 2018	445,792,420	$415,511	$(752)	$13,731	$(43,127)	$8,025	$393,388

	Share Capital
			Foreign			Non-
			currency	Other		controlling
	Shares	Amount	translation	reserves	Deficit	interest	Total
December 31, 2016 (as reported)	67,482,953	$81,560	$(752)	$6,986	$(21,557)	$1,156	$67,393
Adjustment on initial application of IFRS 9 (note 16(b))	-	-	-	(492)	492	-	-
December 31, 2016	67,482,953	81,560	(752)	6,494	(21,065)	1,156	67,393
Shares issued on acquisition of Luna Gold Corp.	48,446,123	56,364	-	1,569	-	-	57,933
Shares issued in financings	41,709,586	48,526	-	-	-	-	48,526
Shares issued to settle debt	19,459,538	22,639	-	-	-	-	22,639
Shares issued on exercise of warrants	634,572	781	-	-	-	-	781
Share issue costs	-	(1,481)	-	-	-	-	(1,481)
Share-based compensation	-	-	-	255	-	-	255
Net income (loss)	-	-	-	-	3,082	(97)	2,985
Balance March 31, 2017	245,215,725	$289,949	$(1,504)	$14,812	$(39,048)	$2,215	$266,424

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

1. Nature of operations

Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. The Company changed its name from Trek Mining Inc. to Equinox Gold Corp. on December 22, 2017 and from JDL Gold Corp. to Trek Mining Inc. on March 31, 2017. Equinox Gold’s primary listing is on the TSX Venture Exchange (“TSX-V”) in Canada where its common shares trade under the symbol “EQX” and its warrants trade under the symbol “EQX.WT”. The Company’s shares and warrants also trade on the OTC Market in the United States under the symbol “EQXGF” and “EQXWF”, respectively.

At March 31, 2018, the Company’s principal assets are its wholly-owned, past-producing Aurizona gold mine (“Aurizona” or “Aurizona Project”) in Maranhão, Brazil and its wholly-owned, past-producing Castle Mountain gold mine (“Castle Mountain”) in California, USA. On January 8, 2018, Equinox Gold announced that its Board of Directors had approved full-scale construction of Aurizona and the project was therefore reclassified as a development asset from its previous status of care and maintenance.

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

As at March 31, 2018, the Company had a cash balance of $49.4 million, positive working capital and a project debt facility. When combined, the Company believes these are sufficient to fund construction of new and expanded infrastructure at Aurizona, other required activities to achieve a planned mine restart at Aurizona in late 2018, as well as the Company’s other current operations and business objectives for the next twelve months. However, the Company has incurred operating losses to date and has limited history of revenue from operations. The Company’s ability to continue as a going concern in the longer term is dependent on successful execution of its business plan and ultimately generating net income and positive cash flow from mining and milling operations.

2. Basis of preparation
(a) Statement of compliance and basis of presentation
These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements prepared using International Financial Reporting Standards (“IFRS”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited consolidated financial statements for the year ended December 31, 2017. Except as described in note 2(b), the accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2017.
These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on May 2, 2018.
(b) Accounting changes
See note 16 for adoption of new accounting standards IFRS 9 and IFRS 15 that are effective January 1, 2018.

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

2. Basis of preparation (continued)
(c) Accounting pronouncements not yet adopted
IFRS 16 - Leases
On January 1, 2019, the Company will adopt IFRS 16 - Leases, replacing IAS 17 - Leases. The new standard aims to bring most leases into which a lessee has entered on-balance sheet and provides new guidelines under which a lessee must evaluate and measure a contract that contains a lease. The new standard is likely to result in increases to both the asset and liability positions of lessees, as well as affect the reported depreciation expense and finance costs of these entities. The Company is currently evaluating the impact the new standard will have on its financial results.

3. Use of judgments and estimates
In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2017.

4. Mineral properties, plant and equipment

	Mineral Properties	Plant, machinery and equipment	Pre- development assets	Construction in-progress	Computer and office equipment	Total
Cost
December 31, 2017	$72,592	$47,873	$44,194	$-	$223	$164,882
Transfers	-	-	(44,194)	44,194	-	-
Additions	-	485	-	21,276	3	21,764
March 31, 2018	$72,592	$48,358	$-	$65,470	$226	$186,646

Accumulated depreciation
December 31, 2017	$-	$1,167	$-	$-	$43	$1,210
Additions	-	792	-	-	26	818
March 31, 2018	-	1,959	-	-	69	2,028

Net book value
December 31, 2017	$72,592	$46,706	$44,194	$-	$180	$163,672
March 31, 2018	72,592	46,399	-	65,470	157	184,618

As a result of the Board of Directors’ approval of full-scale construction at Aurizona in January 2018, the Company transferred $44.2 million related to early construction at Aurizona from pre-development assets to construction-in-progress. During the three months ended March 31, 2018, the Company capitalized interest related to the Aurizona Project totalling $0.6 million to construction-in-progress.

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

5. Loans and borrowings

		March 31,	December 31,
	Note	2018	2017
Debenture	(a)	$15,780	$29,370
Credit facility	(b)	13,549	13,255
Secured debt		814	836
		30,143	43,461

Less: Current portion		814	14,817
Long-term portion		$29,329	$28,644

(a) Debenture
At December 31, 2017, the Company had a $30 million debenture with Sandstorm Gold Ltd. (“Sandstorm”) (the “Sandstorm Debenture”). The Sandstorm Debenture bears interest at a rate of 5% per annum and was repayable in three equal annual tranches of $10 million plus outstanding accrued interest beginning June 30, 2018. The Company has the right to repay the principal and interest owing on each repayment date with common shares of the Company. The number of common shares to be issued is determined based on the principal and interest to be repaid divided by the higher of C$0.90 per share and the 20-day volume weighted average Canadian dollar trading price of the Company’s common shares (the “Conversion Price”) provided that Sandstorm owns less than 20% of the outstanding common shares of the Company after such share issuance.
On January 3, 2018, Sandstorm sold to Ross Beaty, who was appointed the Company’s Chairman on January 4, 2018, $15.0 million principal of the Sandstorm debenture. In connection with this transaction, the Company agreed to amend the Sandstorm Debenture such that the $15.0 million principal purchased by Mr. Beaty was settled immediately via conversion to 18,518,518 Equinox Gold common shares. The Sandstorm Debenture was also modified on January 3, 2018, such that: (i) $3.9 million of outstanding accrued interest was added to the principal; (ii) the June 30, 2018 instalment payment was eliminated; (iii) the June 30, 2019 instalment payment is $9.0 million principal plus outstanding accrued interest; and (iv) the final instalment payment on June 30, 2020 instalment is $9.9 million principal plus outstanding accrued interest. No financing costs were incurred in respect of the transaction.
The Company recognized a loss of $1.3 million on settlement of $15.0 million principal of the Sandstorm Debenture, which was determined by the difference between the $15.5 million fair value of the shares issued and the carrying value of the portion of the debenture extinguished. The carrying value of the portion extinguished was determined based on the relative fair values of the settled and outstanding portions of the Sandstorm Debenture as of January 3, 2018.
The Company determined the amendments to the Sandstorm Debenture did not result in a substantial modification of the instrument. At March 31, 2018, the amortized cost of the Sandstorm Debenture of $15.8 million is classified as a non-current liability. Interest is recognized at the effective interest rate of 11.45% which amortizes the difference between the carrying value and the principal amount over the term to maturity.

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

5. Loans and borrowings (CONTINUED)
(b) Credit facility and production linked liability
On December 18, 2017, through its wholly-owned subsidiary, Aurizona Goldfields Corp. (“AGC”), the Company closed a construction debt financing package with Sprott Private Resource Lending (Collector), L.P. (“Sprott”) for the construction of the Aurizona mine. The financing package is composed of an $85 million senior secured non-revolving credit facility (the “Credit Facility”), a production payment agreement and 8 million share purchase warrants issuable to the lender. The Company made an initial draw with proceeds of $15 million in December 2017. The draw was recognized initially at its fair value and subsequently at amortized cost with interest expense recognized at the effective interest rate of 12.5%. On initial recognition, the loan commitment for the remaining $70.0 million was recognized as deferred charges. No draws to the credit facility were made during the three months ended March 31, 2018.
As part of the financing package, the Company entered into a Production Payment Agreement (“PPA”) with Sprott whereby the Company agreed to pay production-linked payments of $20 per ounce, in cash, on 75% of the first 400,000 ounces of production at the Aurizona mine. The production-linked liability was recognized initially at fair value and subsequently at amortized cost with interest expense recognized at an effective interest rate of 12.1%.

Sprott, for its Credit Facility, and Sandstorm, for its debenture and royalty, are both creditors of Aurizona. Security provided for the Credit Facility includes: 1) general security in favour of Sprott; 2) blocked account agreements in favour of Sprott on bank accounts of MASA and AGC; 3) fiduciary assignments to Sprott and Sandstorm of (i) all gold produced from Aurizona, (ii) all Aurizona machinery and equipment, and (iii) all MASA shares held by AGC; and 4) a mineral rights pledge agreement to Sprott and Sandstorm. In addition, Equinox Gold, Luna Gold Corp. (“Luna”) (a company acquired by Equinox Gold) and MASA guaranteed the obligations arising out of the Credit Facility and production payment agreement.

The Credit Facility is subject to conditions and covenants, including maintenance of minimum cash and working capital balances. As at March 31, 2018, the Company is in compliance with these covenants.

6. DerivATIVE LIABILITIES
The functional currency of the Company is the US dollar. As the exercise price of certain of the Company’s share purchase warrants is fixed in Canadian dollars (note 7(c)), these warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability at fair value through net income or loss.
For the three months ended March 31, 2018, the Company recognized the change in fair value of $4.6 million (March 31, 2017 - $4.5 million) in other income (expense) (note 11). The fair value of the warrants is determined using the Black Scholes option pricing model at the period end date or the market price on the TSX-V for warrants that are trading.

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

6. DerivATIVE LIABILITIES (Continued)
The fair value for non-traded warrants was calculated with the following weighted average assumptions:

	March 31,	December 31,
	2018	2017
Risk-free rate	2.0%	1.7%
Expected life	2.9 years	3.1 years
Expected volatility	71.6%	68.2%
Expected dividend	0.0%	0.0%
Share price (C$)	$1.11	$1.12

The fair value of traded warrants was based on the market price of C$0.26 per warrant on March 31, 2018 (December 31, 2017 - C$0.33).

7. Share capital
(a) Authorized and issued
The Company is authorized to issue an unlimited number of common shares with no par value. At March 31, 2018, 445.8 million common shares were issued and outstanding.
On January 16, 2018, Pacific Road Resources Funds (“Pacific Road”) exercised its pre-existing non-dilution rights in connection with the acquisitions of NewCastle Gold Ltd. and Anfield Gold Corp. in December 2017, resulting in the issuance of 21.0 million common shares for gross proceeds of $15.2 million (C$19.2 million). The Company incurred $0.5 million in share issuance costs.
(b) Share purchase options

During the three months ended March 31, 2018, the Company granted 2.7 million (three months ended March 31, 2017 - nil) share purchase options to directors, officers, employees and consultants of the Company.  The fair value of options granted of $1.4 million was determined using the Black Scholes option pricing model using the following weighted average assumptions:

Exercise price (C$)	$1.15
Risk-free interest rate	2.1%
Volatility	68.6%
Dividend yield	0.0%
Expected life	4.8 years

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

7. Share capital (CONTINUED)
(b) Share purchase options (continued)
At March 31, 2018, the Company had the following shares issuable for options issued and outstanding:

Options Outstanding				Options Exercisable
			Weighted
		Weighted	average		Weighted
	Number of	average	remaining	Number of	average
Range of exercise	shares	exercise price	contractual	shares	exercise price
price (C$)	issuable	(C$)	life (years)	issuable	(C$)
$0.40 - $0.99	6,730,300	$0.59	2.75	6,471,730	$0.60
$1.00 - $1.99	6,378,905	1.18	4.37	3,736,796	1.20
$2.00 - $2.99	814,111	2.78	2.75	807,329	2.79
$3.00 - $3.99	1,799,776	3.57	2.35	1,799,776	3.57
$4.00 - $27.24	67,187	19.80	0.44	67,187	19.80
	15,790,279			12,882,818

The weighted average exercise price of options exercisable at March 31, 2018, was C$1.43. During the three months ended March 31, 2018, 0.1 million options were exercised (three months ended March 31, 2017 - nil).
(c) Share purchase warrants
At March 31, 2018, the Company had the following shares issuable for share purchase warrants issued and outstanding:

Range of exercise price (C$)	Number of shares issuable	Weighted average exercise price (C$)	Expiry dates
$0.47 - $0.99	18,162,272	$0.89	June 2020 - May 2021
$1.00 - $1.99	10,736,407	1.15	June 2020 - December 2022
$2.00 - $2.99	4,909,670	2.40	April 2019 - August 2021
$3.00 - $3.99	80,466,919	3.00	October 2021
$4.00 - $4.64	2,311,898	4.50	July 2018 - July 2020
	116,587,166

During the three months ended March 31, 2018, 0.6 million warrants were exercised (three months ended March 31, 2017 - nil) and 0.1 million warrants expired (three months ended March 31, 2017 - nil).

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

7. Share capital (CONTINUED)
(d) Restricted share units

During the three months ended March 31, 2018, the Company granted 2.9 million restricted share units (“RSUs”) (three months ended March 31, 2017 - nil) and 0.1 million performance based RSUs (“pRSUs”) (three months ended March 31, 2017 - nil) to officers and employees. The pRSUs vest on the dates when gold is first poured at Aurizona and when Aurizona reaches commercial production. The fair value of RSUs and pRSUs was determined based on the Company’s share price on the date of issuance. The weighted average share price for RSUs and pRSUs granted in the period was C$1.32.

During the three months ended March 31, 2018, the Company issued 0.8 million common shares for RSUs and pRSUS that vested in the period. At March 31, 2018, the Company had 3.6 million RSUs and 2.3 million pRSUs outstanding.

8. Cost of sales

	Three months ended March 31,
	2018	2017
Operating costs
Acquisition of mill feed	$5,223	$1,781
Production costs	1,535	1,546
Employee salaries and benefits	471	108
Change in inventory	(388)	(565)
Total operating costs	6,841	2,870

Amortization	149	104
Total cost of sales	$6,990	$2,974

9. Exploration expenditures

Three months ended March 31, 2018	Castle Mountain	Aurizona	Other	Total
Drilling	$638	$14	$-	$652
Prefeasibility study	241	-	-	241
Project personnel	578	164	178	920
Field and general	273	133	480	886
Concession fees	-	1	258	259
	$1,730	$312	$916	$2,958

Three months ended March 31, 2017	Castle Mountain	Aurizona	Other	Total
Drilling	$-	$-	$-	$-
Prefeasibility study	-	-	-	-
Project personnel	-	-	97	97
Field and general	-	-	99	99
Concession fees	-	-	235	235
	$-	$-	$431	$431

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

10. General and administration
General and administration costs for the Company consists of the following components by nature:

	Three months ended March 31,
	2018	2017
Salaries and benefits	$867	$406
Professional fees	334	295
Office and other expenses	660	286
Share based compensation	1,584	35
Amortization	22	1
	$3,467	$1,023

11. Other income (expense)
Other income (expense) consists of the following components:

	Three months ended March 31,
	2018	2017
Change in fair value of derivative liabilities (note 6)	$4,582	$4,470
Change in fair value of available for sale investments	(444)	373
Foreign exchange gain (loss)	(306)	414
Loss on settlement of debt (note 5)	(1,299)	-
Other income (expense)	349	332
	$2,882	$5,589

12. Segmented information

		Castle		Other
	Aurizona	Mountain	Koricancha	Exploration	Corporate	Total
March 31, 2018
Total assets	$245,680	$135,593	$40,374	$35,599	$33,370	$490,616
Total liabilities	(38,162)	(2,125)	(6,474)	(99)	(50,368)	(97,228)

December 31, 2017
Total assets	$233,804	$136,395	$38,483	$35,508	$42,133	$486,323
Total liabilities	(41,561)	(4,248)	(5,483)	(90)	(69,264)	(120,646)

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

12. Segmented information (CONTINUED)
Revenue and operating costs are attributable to Koricancha’s operations in Peru. Information about the Company’s non-current assets by jurisdiction is detailed below:

	March 31,	December 31,
	2018	2017
Brazil	$209,164	$188,732
United States	134,453	134,475
Peru	31,618	31,578
Canada	25,444	25,357
Mexico	19,460	19,460
Ecuador	189	189
Chile	263	263
	$420,592	$400,054

13. Supplemental cash flow information
During the three months ended March 31, 2018 and 2017, the Company conducted the following non-cash investing and financing transactions:

	March 31,	March 31,
	2018	2017
Shares issued to settle debenture	$15,504	$-
Non cash changes in accounts payable in relation to capital expenditures	1,500	-
Shares, options, warrants and RSUs issued on acquisition of Luna	-	76,817
Shares and warrants issued to settle debt	-	25,516

Changes in loans and borrowings arising from investing and financing activities were as follows:

	March 31,	March 31,
	2018	2017
Balance, beginning of period	$43,461	$-
Debt acquired in acquisition of Luna	-	73,179
Carrying value of debt extinguished by issuance of shares	(14,278)	(25,516)
Adjustment to carrying value of modified debenture	72	-
Accretion and accrued interest	911	-
Cash repayment of long-term debt	-	(20,827)
Foreign exchange	(23)	-
Balance, end of period	$30,143	$26,836

14. Fair value measurementS
As at March 31, 2018, marketable securities and traded warrants are measured at fair value using Level 1 inputs and non-traded warrants are measured at fair value using Level 2 inputs. The fair value of the debenture and secured debt, for disclosure purposes, are determined using Level 2 inputs. The fair value of the Credit Facility and production-linked liability are determined using Level 3 inputs. The carrying values of cash and cash equivalents, accounts receivable, receivable from Serabi Gold plc (“Serabi”), reclamation bond, and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity.

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

14. Fair value measurementS (CONTINUED)

Fair value of marketable securities is measured based on the quoted market price of the related common shares at each reporting date, and changes in fair value are recognized in net income (loss).

The fair value of the traded warrants is measured based on the quoted market price of the warrants at each reporting date. The fair value of the non-traded warrants is determined using an option pricing formula (note 6).

The fair value of the debenture and secured debt for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The fair value of the Credit Facility was determined using the Hull White valuation model. Key inputs include the US dollar swap curve, at-the-money swaption volatilities and the Company’s credit spread.

The fair value of the production-linked liability was determined using a discounted cash flow model. Key inputs to the model include the Aurizona production profile, the US dollar swaps curve and the Company’s credit spread.

There were no transfers between fair value levels during the period.
The following table provides the fair value of each classification of financial instrument:

	March 31,	December 31,
	2018	2017
Financial assets:
Loans and receivables
Cash and cash equivalents	$49,440	$67,958
Receivable from Serabi - current portion	4,850	4,925
Receivable from Serabi - long-term portion	10,157	10,070
Other receivables	2,836	2,518
Reclamation bonds included in other assets	253	253
Marketable securities	2,714	3,327
Total financial assets	$70,250	$89,051

Financial liabilities at FVTPL:
Traded warrants	$16,224	$21,174
Non-traded warrants	16,640	16,610
Other:
Accounts payable and accrued liabilities	9,187	15,156
Debenture	16,786	29,959
Secured debt	814	836
Credit facility	13,796	13,789
Production-linked liability	4,489	4,441
Total financial liabilities	$77,936	$101,965

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

15. Commitments and contingencies
At March 31, 2018, the Company had the following contractual obligations outstanding:

		Within
	Total	1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter
Loans and borrowings	$41,505	$1,524	$15,406	$15,316	$4,618	$4,641	$-
Accounts payable and
accrued liabilities	9,187	9,187	-	-	-	-	-
Production-linked payments	6,000	289	2,168	2,205	1,338	-	-
Minimum payments under
Gold Sales Agreement	5,000	1,500	1,500	1,500	500	-	-
Reclamation obligations	12,431	-	-	-	-	-	12,431
Purchase commitments	24,464	22,519	1,945	-	-	-	-
Lease commitments	580	342	164	74	-	-	-

In March 2018, the Company awarded a mining contract for the Aurizona Project. The contract has a commitment value estimated at approximately $40 million per annum through September 2025. If the contract is terminated earlier, the Company is subject to a penalty on a sliding scale ranging from 20% to 2% of the balance of the remaining contract value.
Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its condensed consolidated interim financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its condensed consolidated interim financial statements in the period in which such changes occur.
The Company is a defendant in various lawsuits and legal actions, principally for alleged fines, taxes and labour related matters in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. As of March 31, 2018, the Company recorded a legal provision for these items totaling $3.1 million which is included in other long-term liabilities.
The Company is contesting federal income and municipal value-added tax assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. The Company may be required to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

15. Commitments and contingencies (CONTINUED)
In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations. $0.9 million has been included in the provision for legal matters with respect to noncompliance with the foreign currency registration requirements.
If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.

16. Adoption of new IFRS pronouncements
The Company has adopted the new IFRS pronouncements listed below as at January 1, 2018, in accordance with the transitional provisions outlined in the respective standards and described below. The adoption of these new IFRS pronouncements has resulted in adjustments to previously reported figures as outlined below.
(a) IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
The Company adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard, applying a cumulative effect approach in restating the opening deficit balance as at January 1, 2018. Comparative periods have not been restated.

The new revenue standard introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied.

Under IFRS 15, the Company recognizes revenue when the following conditions have both been met: the Company has the present right to payment for the transferred asset, and the customer has obtained control of the asset. The recognition of revenue upon transfer of control to the customer is consistent with our revenue recognition policy as set out in note 3(b) of the annual audited consolidated financial statements for the year ended December 31, 2017, as the condition is generally satisfied when the product has shipped.

The Company is party to a precious metals sales arrangement (“Gold Sales Agreement”) whereby, in exchange for delivering gold ounces equivalent to 3.5% of the gold ounces that are milled, processed and sold from the Koricancha Mill over the life of the plant, the Company received an upfront deposit of $5 million (the “Upfront Deposit”). The Company receives $100 per ounce of gold delivered in accordance with the Gold Sales Agreement. Once the gold ounces delivered in accordance with the Gold Sales Agreement multiplied by the difference between the market price and $100 per ounce exceeds $6 million, the percentage of gold ounces deliverable reduces from 3.5% to 2.1%. The Company intends to satisfy all its obligations under the Gold Sales Arrangement through delivery of gold produced by Koricancha.

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

16. Adoption of new IFRS pronouncements (CONTINUED)
(a) IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) (continued)

Notwithstanding the actual production by Koricancha, the Company is required to deliver sufficient ounces of gold such that, at a minimum, $1.5 million in each of the calendar years 2018, 2019, and 2020, and $0.5 million in the calendar year 2021. The $5 million received pursuant to the Gold Sales Agreement was recorded as unearned revenue and is recognized as operating revenue as deliveries of gold are made. During Q1 2018, the Company delivered 167 ounces under the terms of the Gold Sales Agreement.

The Company has no other long-term performance obligations with other customers. All other contracts with customers are to sell gold at the prevailing spot price in effect at the time of a sale.

Based on the Company’s analysis, the timing of when the performance obligation is satisfied and amount of revenue from product sales did not change significantly under IFRS 15. However, IFRS 15 also requires that, for contracts that include a significant financing component, revenue should be recognised at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when they transfer to the customer, i.e. the cash selling price.

The Company determined the Gold Sales Agreement entered into to fund Koricancha’s original construction includes a significant financing component. The Company has analyzed the impact of adoption on revenues, finance costs and deferred revenue and recorded a cumulative adjustment to opening deficit and deferred revenue of $0.3 million. There is no significant impact of adoption of IFRS 15 for the three months ended March 31, 2018.

(b) IFRS 9, Financial Instruments (“IFRS 9”)

The Company adopted IFRS 9 on January 1, 2018 in accordance with the transitional provisions of the standard, applying a full retrospective approach in restating our prior period financial information. The Company has elected not to adopt the hedging requirements of IFRS 9 at this time but may adopt them in a future period.

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: (i) those measured at fair value through profit and loss; (ii) those measured at fair value through other comprehensive income; and (iii) those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

16. Adoption of new IFRS pronouncements (CONTINUED)
(b) IFRS 9, Financial Instruments (“IFRS 9”) (continued)
IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial assets are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial assets. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.
Classification and measurement changes
The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 and has summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:
Financial asset	New classification under IFRS 9	Previous classification under IAS 39
Cash and cash equivalents	Amortized cost	Loans and receivables - amortized cost
Accounts receivable and deposits	Amortized cost	Loans and receivables - amortized cost
Reclamation bonds	Amortized cost	Loans and receivables - amortized cost
Other receivables	Amortized cost	Loans and receivables - amortized cost
Marketable securities	Fair value through profit or loss	Available for sale
Financial liability	New classification under IFRS 9	Previous classification under IAS 39
Accounts payable, accrued liabilities, loans and borrowings and production-linked liability	Financial liabilities - amortized cost	Other financial liabilities - amortized cost
Derivative liabilities	Fair value through profit or loss	Fair value through profit or loss

There has been no change in the carrying value of the Company’s financial instruments resulting from the changes to the measurement categories in the table noted above.
Marketable securities

We did not make the irrevocable classification choice to record fair value changes on our portfolio of marketable equity securities through other comprehensive income which differs from our accounting policy prior to adoption. We reclassified $0.1 million related to unrealized losses on the change in fair value of marketable equity securities from accumulated other comprehensive income to deficit as at December 31, 2017 (December 31, 2016 - $0.5 million gain). For the three months ended March 31, 2017, we reclassified $0.4 million from comprehensive income to net income (loss). Subsequent changes in the fair value of marketable securities are recorded in net income (loss).

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

16. Adoption of new IFRS pronouncements (CONTINUED)
(b) IFRS 9, Financial Instruments (“IFRS 9”) (continued)
Expected credit losses
Credit risk arises from cash, cash equivalents and certain receivables. While the Company is exposed to credit losses due to the non-performance of our counterparties, other than amounts receivable from Serabi, there are no significant concentrations of credit risk and the Company does not consider this to be a material risk.
The Company’s primary counterparties related to its cash and cash equivalents carry investment-grade ratings as assessed by external rating agencies. There is ongoing review to evaluate the creditworthiness of these counterparties. The Company did not record an adjustment relating to the implementation of the expected credit loss model for its cash and cash equivalents.
The Company has reviewed expected credit losses on its receivables carried at fair value through other comprehensive income on transition to IFRS 9. Accordingly, the Company did not record an adjustment relating to the implementation of the expected credit loss model for its receivables.

17. Subsequent event
On April 16, 2018, pursuant to the share and debt purchase agreement between the Company and Serabi, the Company received the second instalment payment of $4.7 million in respect of the purchase of Coringa by Serabi. Proceeds received represent the gross receivable of $5.0 million, less $0.3 million working capital adjustment.

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